Exhibit 99.1

ATA Announces Entry into Definitive Agreement to Acquire ACG, a Leading China-based Service Provider of Overseas Art Education

Transformative Transaction Expected to Close Before End of August 2019

Beijing, China, June 28, 2019 -- ATA Inc. ("ATA" or the "Company", Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that the Company has entered into a definitive agreement (the “Definitive Agreement”) with Beijing Huanqiuyimeng Education Consultation Corp. (“ACG”) and certain of its major shareholders and core management members for the acquisition of ACG. ACG is a leading provider of educational services for students in China interested in applying for overseas art study.

As previously announced in a press release on April 9, 2019, the Company had entered into framework agreements and certain conditional share purchase agreement and deposit agreement in connection with the acquisition of ACG, pursuant to which ACG and its major shareholders, including its founder Mr. Jun Zhang, agreed to negotiate exclusively with ATA for the acquisition of 100% equity interest of ACG.

ATA to Issue Shares for Acquisition of ACG

Under the terms of the Definitive Agreement, ATA will issue 9,360,000 ordinary shares to Arts Consulting Limited (“ArtsCL”), the sole shareholder of ACG International Group Limited (“ACGIGL”) holding 69.04% equity interest in ACG, as consideration for 100% of shares of ACGIGL. Upon the closing of the transactions under the Definitive Agreement, ATA will become the sole shareholder of ACGIGL and indirectly hold 69.04% equity interest in ACG, and ArtsCL will become a holder of 16.5% of ATA’s shares calculated on a fully diluted basis.

The acquisition is expected to close before the end of August 2019, subject to the satisfaction of various conditions precedent in the Definitive Agreement, including but not limited to ATA receiving the business license, corporate seal and other important corporate documents of each and all subsidiaries wholly owned or controlled by ACGIGL, as well as the updated register of members and register of directors of ACGIGL reflecting that ATA has become its sole shareholder and that the individuals recognized or appointed by ATA have been named directors.

In addition, the Company has entered into separate conditional share purchase agreements with certain of ACG’s minority shareholders, pursuant to which ATA shall in aggregate acquire the remaining 30.96% equity interest in ACG from such minority shareholders. The closings of such acquisitions are respectively conditional upon the signing and effectiveness of the Definitive Agreement or the closing of the transactions under the Definitive Agreement.

The Company will file a Form 6-K containing the English translation of the Definitive Agreement and additional information, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

ACG – A Leading Provider of Overseas Art Education in China (https://www.acgorg.net/)

With 23 direct campus locations covering 21 cities throughout China, ACG specializes in providing portfolio preparation courses, consultation of overseas art study application and other relevant services to students and young professionals interested in art and aiming to study art abroad. ACG offers diverse and customizable art and music overseas study programs. Since its founding in 2012, ACG has been dedicated to establishing a supportive ecosystem for the field of international creative education and building a one-stop business line in order to

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upgrade and enhance its comprehensive commercial benefits. Utilizing its offline national sales network and online platform, ACG is expanding rapidly in the overseas art education market in China.

Mr. Kevin Ma, ATA’s Chairman and CEO, stated, “We are pleased to have this opportunity to partner with the ACG team and look forward to working closely with its management on growing the business and pursuing prospects for expansion and diversification by leveraging ATA’s expertise in learning technologies and industry relationships, as well as the synergies created by our respective offerings, operational capabilities, resources and competencies. Chinese students continue to represent the largest population of students studying abroad with over 662,000 students pursuing overseas study opportunities in 2018. With the continued growth in this industry, we believe our partnership with ACG will enable ACG to strengthen its leadership position within the industry and accelerate the growth of its business.”

Mr. Jun Zhang, ACG’s Founder and President, added, “We are thrilled to be partnering with ATA given its sterling reputation as a leading service provider in education and learning technologies in China. Over the past several years, we have focused on building an education system especially for students and young professionals interested in art and other creative fields, and we believe ATA is the partner we need to take ACG’s growth to the next level and will enable us to better serve our student population as we work to expand our offerings and supporting services.”

ATA Outlines Expansion Strategy for 2019 and Beyond

ATA believes that it can leverage its expertise in competency-focused assessment/education service capabilities and industry relationships to scale the growth of well-established education enterprises such as ACG to expand its presence in China and beyond. In doing so, ATA aims to transform into a leading international education service provider and continues to actively explore merger and acquisition opportunities where the Company can create a unique value proposition for students and schools in China and abroad.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s plan and efforts to transform itself into a leading international education service provider; ATA’s plans for mergers and acquisitions generally; ATA’s anticipated acquisition of ACG, subsequent business activities and anticipated benefits; the anticipated benefits to ATA’s expansion efforts into the international education market; and the ability of ATA and ACG to cooperate and integrate effectively and to introduce offerings and build partnerships. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by both ATA and ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1133 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com